Exhibit 99.8

NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2010 Magic
 Quadrant for Contact Center Workforce Optimization

Evaluation based on completeness of vision and ability to execute

Ra’anana, Israel, October 29, 2010, NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it has been positioned by Gartner, Inc. in the Leaders Quadrant of the October 2010 “Magic Quadrant for Workforce Optimization” report.1 Gartner defines Leaders as companies that “provide functionally broad and deep WFO software solutions that can be deployed and supported globally. These solutions are suitable for all sizes and complexities of enterprises, and have broad industry coverage. Revenue is strong, and new references are readily available.”

The Gartner report states that “Interest in contact center workforce optimization (WFO) is increasing as organizations are drawn to the associated value proposition.” Furthermore, ”the ability for a WFO solution to improve operational efficiency and at the same time drive interaction effectiveness is a key "win win" for contact centers under pressure to deliver a positive customer experience and potentially increase revenues, without relaxing efficiency goals.”

As defined by Gartner, “contact center WFO combines technologies from several previously siloed functional domains to provide incremental business value. Key functional domains include Workforce Management (WFM, call recording and Quality Management (QM), coaching and e-learning, performance management, and interaction analytics.”

The report evaluated NICE for “completeness of vision,” which is based in part on market understanding and innovation. NICE was also evaluated for its “ability to execute,” based in part on the product and service functionality and customer experience. Furthermore, Gartner’s evaluation placed additional emphasis “on the degree of integration and workflow across the product/service functional domains,” which was “essential for inclusion within the quadrant.”

Benny Einhorn, Chief Marketing Officer at NICE, said, "We are pleased to be acknowledged as a Leader. We believe that this is a testament to the unique value add we provide organizations in extracting intent from customer interactions, deriving key business insights, and delivering a powerful impact on performance. Furthermore, we see this as a validation of our strategy to provide packaged business solutions that address specific, key issues such as customer loyalty and retention. It is also a reflection of NICE’s extensive understanding of our customers’ needs, as we continue to deliver a broad offering. This includes high-end solutions as well as enterprise-grade products for the SMB market, a variety of deployment options including on-premise and hosted. It also includes advanced capabilities such as real-time performance optimization, while delivering the benefits of the latest technologies such as cloud computing.”

About The Magic Quadrant
The Magic Quadrant is copyrighted 2010 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

1 Gartner “Magic Quadrant for Contact Center Workforce Optimization, 2010 by Jim Davies, October 27, 2010.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.